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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

NUANCE COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

669967101

(CUSIP Number)

James R. Arnold
Chief Financial Officer
ScanSoft, Inc
9 Centennial Drive
Peabody, MA 01960
Telephone: (978) 977-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Katharine A. Martin, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

May 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 669967101

1.	Name of Reporting Person: ScanSoft, Inc.		I.R.S. Identification Nos. of above persons (entities only): 94-3156479

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 0 -

		8.	Shared Voting Power: 5,952,406 (1)

		9.	Sole Dispositive Power: - 0 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,952,406 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.16% (2)

14.	Type of Reporting Person (See Instructions): CO

(1) 5,952,406 shares of Nuance Communications, Inc. common stock are subject to Voting Agreements entered into between ScanSoft, Inc. and certain stockholders of Nuance Communications, Inc. (discussed in Items 3 and 4 below), of which 3,041,839 shares are issuable upon exercise of outstanding options which are either vested or will vest within sixty days of April 15, 2005.

(2) Based on the number of shares of Nuance Communications, Inc. common stock outstanding as of April 15, 2005 (as represented by Nuance Communications, Inc.), the number of shares of Nuance Communications, Inc. common stock indicated, including the shares of Nuance Communications, Inc. common stock subject to options that are exercisable within sixty days of April 15, 2005, represents approximately 15.16% of the outstanding Nuance Communications, Inc. common stock.

Schedule 13D

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Nuance Communications, Inc., a Delaware corporation (“Nuance” or the “Issuer”). The principal executive offices of Nuance are located at 1350 Willow Road, Menlo Park, California 94025.

ITEM 2. INDENTITY AND BACKGROUND.

     The name of the corporation filing this Statement is ScanSoft, Inc., a Delaware corporation (“ScanSoft”). ScanSoft is a leading supplier of speech and imaging solutions that facilitate the way people access, share, manage and use information in business and in daily life. The address of ScanSoft’s principal business is 9 Centennial Drive, Peabody, MA 01960.

     Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of ScanSoft, (ii) the residence or business address of each of the directors of ScanSoft, (iii) the present principal occupation or employment, if any, of each of the executive officers and directors of ScanSoft, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of ScanSoft is the same as the address of ScanSoft’s principal business.

     Neither ScanSoft nor, to the knowledge of ScanSoft, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

     To the knowledge of ScanSoft, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As an inducement for ScanSoft to enter into the Merger Agreement described in Item 4 below and in consideration thereof, the directors, executive officers and certain affiliates of Nuance entered into Voting Agreements with ScanSoft (discussed in Item 4 below). In addition, the directors, executive officers and affiliates of Nuance granted ScanSoft an irrevocable proxy with respect to the Nuance securities covered by the Voting Agreements. ScanSoft did not pay additional consideration to the directors, executive officers and affiliates of Nuance in connection with the execution and delivery of the Voting Agreements.

     References to, and descriptions of, the Merger (discussed in Item 4 below), the Merger Agreement and the Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION.

     (a)-(b) Pursuant to the Voting Agreements, dated as of May 9, 2005 (the “Voting Agreements”), among ScanSoft and executive officers, directors and certain affiliates of Nuance (collectively, the “Stockholders”), ScanSoft may be deemed to be the beneficial owner of 5,952,406 shares of Nuance common stock (collectively, the “Subject Shares”). ScanSoft and the Stockholders entered into the Voting Agreements as a material inducement for ScanSoft to enter into the Agreement and Plan of Merger, dated as of May 9, 2005 (the “Merger Agreement”), by and among ScanSoft, Nova Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of ScanSoft (“Sub I”), Nova Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of ScanSoft (“Sub II” and together with Sub I, the “Subs”), and Nuance. Pursuant to the Merger Agreement and

Schedule 13D

subject to the conditions set forth therein (including, among other things, adoption and approval of the Merger (as defined below) by the stockholders of Nuance and receipt of applicable regulatory approvals), Sub I will merge with and into Nuance (the “First Step Merger”), with Nuance continuing as the surviving corporation (the “Interim Surviving Corporation”). As soon as practicable thereafter, the Interim Surviving Corporation shall be merged into Sub II (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”), the separate corporate existence of the Interim Surviving Corporation shall cease, and Sub II shall continue as the surviving entity and as a wholly owned subsidiary of ScanSoft. In the Merger, each share of Nuance common stock will be converted into the right to receive (i) 0.770 of a fully paid and nonassessable share of ScanSoft common stock, par value $0.001 per share, and (ii) $2.20 of cash.

     The Voting Agreements were entered into as a condition to the willingness of ScanSoft to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Voting Agreements. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in ScanSoft being deemed to acquire beneficial ownership of additional securities of the Issuer.

     Pursuant to the Voting Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock or other securities of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements), have agreed, among other things, to vote (i) in favor of the Merger and the adoption and approval of the Merger Agreement, (ii) against any proposal made in opposition to or in competition with the Merger, (iii) against any amendment to Nuance’s certificate of incorporation or bylaws, (iv) against any action that would delay, interfere or prevent the Merger, (v) against any proposal that would result in a breach by Nuance of the Merger Agreement, and (vi) against an election of a group of individuals to replace a majority or more of the individuals on the Nuance board of directors.

     Further, as part of the Voting Agreements, each Stockholder has entered into an Irrevocable Proxy thereby irrevocably appointing the members of the Board of Directors of ScanSoft, and each of them individually, as the sole and exclusive attorneys and proxies of each Stockholder (the “Attorneys”), with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of the Issuer that now are or hereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of the Issuer issued or issuable in respect thereof on or after the date hereof in accordance with the terms of the Irrevocable Proxy. The names of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth on Schedule B hereto.

     In exercising its right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys’ rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares: (i) in favor of the Merger and the adoption and approval of the Merger Agreement, (ii) against any proposal made in opposition to or in competition with the Merger, (iii) against any amendment to Nuance’s certificate of incorporation or bylaws, (iv) against any action that would delay, interfere or prevent the Merger, (v) against any proposal that would result in a breach by Nuance of the Merger Agreement, and (vi) against an election of a group of individuals to replace a majority or more of the individuals on the Nuance board of directors as of the date of the Proxy. The Stockholders may vote the Subject Shares on all other matters.

     The Voting Agreements and Irrevocable Proxies expire upon the earlier of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

     ScanSoft reserves the right, consistent with applicable law, to acquire additional securities of the Issuer through open market purchases in advance of the closing of the Merger.

Schedule 13D

     (c) Not applicable.

     (d) Upon consummation of the First Step Merger, the directors of the Interim Surviving Corporation (as defined in the Merger Agreement) shall be the existing directors of Sub I as of immediately prior to the consummation of the First Step Merger, until their resignation or removal or until their successors are duly elected and qualified.

     (e) Other than as a result of the Merger described in this Item 4 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the First Step Merger, the Certificate of Incorporation of the Issuer shall be amended in its entirety and as so amended shall be the Certificate of Incorporation of the Interim Surviving Corporation until thereafter changed or amended. Upon consummation of the First Step Merger, the By-laws of the Issuer shall be amended and restated in their entirety and as so amended shall be the By-laws of the Interim Surviving Corporation until thereafter changed or amended.

     (h) - (i) Upon consummation of the Merger, Nuance common stock will be delisted from The Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, ScanSoft currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although ScanSoft reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Voting Agreements, ScanSoft may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares (which include 3,041,839 shares of common stock subject to options that are exercisable within 60 days of April 15, 2005) constitute approximately 15.16% of the issued and outstanding shares of Issuer common stock, based on the Issuer’s representation that there were 36,158,576 shares of Issuer common stock issued and outstanding at the close of business on April 15, 2005. ScanSoft may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 4 above. However, ScanSoft is not entitled to any rights as a stockholder of the Issuer as to the Subject Shares and disclaims any beneficial ownership of the shares covered by the Voting Agreements. ScanSoft does not have the power to dispose of the Subject Shares.

     (c) Neither ScanSoft nor, to the knowledge of ScanSoft, any person named in Schedule A has effected any transaction in Nuance common stock during the past 60 days.

     (d) To the knowledge of ScanSoft, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of ScanSoft, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities,

Schedule 13D

finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
1.	Agreement and Plan of Merger by and among ScanSoft, Nova Acquisition Corporation, Nova Acquisition LLC, and Nuance Communications, Inc., dated May 9, 2005.

2.	Form of Voting Agreement, dated as of May 9, 2005, which has been entered into between ScanSoft, Inc., a Delaware corporation, and certain stockholders of Nuance Communications, Inc., a Delaware corporation, listed on Schedule B hereto.

Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ScanSoft, Inc.

By: /s/	James R. Arnold

Name:	James R. Arnold

Title: Senior Vice President and Chief Financial Officer

Dated: May 18, 2005

Schedule 13D

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
1.	Agreement and Plan of Merger by and among ScanSoft, Nova Acquisition Corporation, Nova Acquisition LLC, and Nuance Communications, Inc., dated May 9, 2005.

2.	Form of Voting Agreement, dated as of May 9, 2005, which has been entered into between ScanSoft, Inc., a Delaware corporation, and certain stockholders of Nuance Communications, Inc., a Delaware corporation, listed on Schedule B hereto.

Schedule 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SCANSOFT, INC.

     The following is a list of the directors and executive officers of ScanSoft, setting forth the name, residence or business address, present position with ScanSoft and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by ScanSoft. The principal address of ScanSoft, and unless otherwise indicated below, the current business address for each individual listed below is 9 Centennial Drive, Peabody, MA 01960.

Name of Directors	Present Principal Occupation
Paul A. Ricci	Chairman of the Board of Directors and Chief Executive Officer of ScanSoft

Robert M. Finch	Vice President, Spectrum Development of Nextel Communications, Inc. 2001 Edmund Halley Drive, Reston, Virginia 20191

Robert J. Frankenberg	Chairman and Interim CEO of Kinzan, Inc.

John C. Freker, Jr.	President of the Customer Management Group of Convergys Corporation 201 East Fourth Street, Cincinnati, Ohio 45202

William H. Janeway	Vice Chairman of Warburg Pincus LLC 466 Lexington Avenue, New York, NY 10017-3147

Katharine A. Martin	Member of Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road, Palo Alto, CA 94304

Mark B. Myers	Faculty member, Wharton Business School, The University of Pennsylvania

Robert G. Teresi	Former Chairman of the Board, Chief Executive Officer and President of Caere Corporation

Name of Executive Officers	Present Principal Occupation
Paul A. Ricci	Chairman of the Board of Directors and Chief Executive Officer of ScanSoft

James R. Arnold, Jr.	Senior Vice President and Chief Financial Officer

Steven G. Chambers	President, SpeechWorks Solutions Business Unit

Jeanne McCann	Senior Vice President of Speech Research and Development

Michael S. Phillips	Chief Technology Officer

John D. Shagoury	President, Productivity Business Applications Business Unit

Schedule 13D

SCHEDULE B

NUANCE COMMUNICATIONS, INC.
VOTING AGREEMENTS
THE INFORMATION IN THIS SCHEDULE IS BASED ON
INFORMATION PROVIDED BY NUANCE TO SCANSOFT

     The following is a list of the holders of common stock of Nuance Communications, Inc. who entered into Voting Agreements and Irrevocable Proxies with ScanSoft on May 9, 2005. The information in this schedule is based upon information provided by Nuance to ScanSoft.

Stockholder	Shares of Nuance Common	Percentage of Nuance Common
	Stock Beneficially Owned (1)	Stock Beneficially Owned
Charles Berger (2)	665,445	1.8%
Karen Blasing (3)	147,457	*
Glenn Cross	0	*
Eng Yew Lee (4)	163,542	*
Douglas Clark Neilsson (5)	46,834	*
Douglas Sharp (6)	117,374	*
Lynda Kate Smith (7)	194,099	*
Donna Allen Taylor (8)	243,667	*
Ronald Croen (9)	1,300,323	3.5%
David Nagel (10)	25,000	*
Curtis Carlson (11)	80,000	*
Irwin Federman (12)	120,000	*
Alan Herzig (13)	181,333	*
Philip Quigley (14)	157,000	*
Sandra Bergeron (15)	8,333	*
Gary Morgenthaler (16)	166,419	*
SRI International (17)	2,335,580	6.5%

*	Holds less than 1%

(1)	Information with respect to “beneficial ownership” shown in the table above is based on information supplied by the directors and executive officers of Nuance and filings made with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All the shares of common stock shown as beneficially owned by the persons named in the table include shares of common stock subject to options that may be exercised within 60 days of April 15, 2005. For the purposes of calculating the percentage ownership, as of April 15, 2005, 36,158,576 shares of the Common Stock were issued and outstanding.

Schedule 13D
outstanding as of April 15, 2005 and includes shares of common stock subject to options that may be exercised within 60 days of April 15, 2005.

(2)	Includes:

•	661,445 shares subject to options exercisable within 60 days of April 15, 2005.

(3)	Includes:

•	147,457 shares subject to options exercisable within 60 days of April 15, 2005.

(4)	Includes:

•	153,518 shares subject to options exercisable within 60 days of April 15, 2005.

(5)	Includes:

•	46,041 shares subject to options exercisable within 60 days of April 15, 2005.

(6)	Includes:

•	115,374 shares subject to options exercisable within 60 days of April 15, 2005.

(7)	Includes:

•	190,099 shares subject to options exercisable within 60 days of April 15, 2005.

(8)	Includes:

•	229,582 shares subject to options exercisable within 60 days of April 15, 2005.

(9)	Includes:

•	969,990 shares subject to options exercisable within 60 days of April 15, 2005.

(10)	Includes:

•	25,000 shares subject to options exercisable within 60 days of April 15, 2005.

(11)	Includes:

•	80,000 shares subject to options exercisable within 60 days of April 15, 2005.

(12)	Includes:

•	80,000 shares subject to options exercisable within 60 days of April 15, 2005.

(13)	Includes:

•	4,000 shares held by the Herzig Family Foundation

•	105,000 shares subject to options exercisable within 60 days of April 15, 2005.

(14)	Includes:

Schedule 13D
•	7,000 shares held by Philip J & Teresa Quigley Family Trust

•	150,000 shares subject to options exercisable within 60 days of April 15, 2005.

(15)	Includes:

•	8,333 shares subject to options exercisable within 60 days of April 15, 2005.

(16)	Includes:

•	44,034 shares held by the Morgenthaler Family Partnership

•	80,000 shares subject to options exercisable within 60 days of April 15, 2005.

(17)	Consists of shares held by Technology Venture Management, a wholly-owned subsidiary of SRI. The Board of Directors of SRI has voting and dispositive authority with respect to the shares held by Technology Venture Management. From time to time, the Board of Directors of SRI delegates such voting and dispositive authority to Samuel Armacost, Curtis Carlson, one of the Company’s directors, and Alan Herzig, one of the Company’s directors. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.